# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OFA Group, CIK 0002036307
CUSIP: G6713S106
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 609 Deep Valley Drive, Suite 200, Rolling Hills, California (CA), 90274
Date of event which requires filing of this statement: 02/23/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001804182

## Reporting persons
- Greentree Financial Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); sole voting power 837,000; shared voting power 0; sole dispositive power 837,000; shared dispositive power 0; aggregate amount beneficially owned 837,000 (5.88% of the class)
  Comment: (1) All shares of Class A Ordinary Shares, $0.001, of the OFA Group held by Greentree Financial Group, Inc. may be deemed to be beneficially owned by the Reporting Person.
  
  (2) Based on (a) 14,223,611 shares of OFA Group's Class A Ordinary Shares issued and outstanding as of December 31, 2025 based on information filed by the OFA Group in public filings, and (b) 837,000 shares of Class A Ordinary Shares, consisting of 837,000 shares of Class A Ordinary Shares owned directly and 0 shares of Class A Ordinary Shares issuable upon the conversion of the 1,500 Series A Preferred Shares presently owned by the Reporting Person.

## Item 1. Issuer
Name of issuer: OFA Group
Address of issuer's principal executive offices: 609 Deep Valley Drive, Suite 200, Rolling Hills, CA 90274

## Item 2. Person Filing
Name of person filing: Greentree Financial Group, Inc.; Robert C. Cottone is the Vice President of Greentree Financial Group, Inc.
Address of principal business office or, if none, residence: 900 S Pine Island Rd., Suite 310, Plantation, FL 33324
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of February 27, 2026, the Reporting Person may be deemed the beneficial owner of 837,000 shares of Class A Ordinary Shares, consisting of 837,000 shares of Class A Ordinary Shares owned directly and 0 shares of Class A Ordinary Shares issuable upon the conversion of the 1,500 Series A Preferred Shares presently owned by the Reporting Person.
Percent of class: As of February 27, 2026, the Reporting Person may be deemd the beneficial owner of approximately 5.88% of the Class A Ordinary Shares outstanding (based on 14,223,611 shares of Class A Ordinary Shares outstanding).
Sole power to vote or to direct the vote: 837000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 837000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The partners of Greentree Financial Group, Inc. are entitled to receive, or have the power to direct the receipt of dividends from or the proceeds of sales of the securities of the Issuer held for the account of Greentree Financial Group, Inc., in accordance with their ownership interests in Greentree Financial Group, Inc.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Greentree Financial Group, Inc.: Robert C Cottone, Vice President (02/27/2026)